Filed by Seacoast Banking Corporation of Florida

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Floridian Financial Group, Inc.

SEC Registration Statement No.: 333-208546

Contact: Steve Fowle, CFO

Phone: (772) 463-8977

Email: steve.fowle@seacoastbank.com

Floridian Financial Group Shareholders Approve Acquisition by Seacoast

Election Deadline for Floridian Shareholders to Elect Form

of Consideration is March 4, 2016

STUART, Fla., Feb. 24, 2016 /PRNewswire/ -- Seacoast Banking Corporation of Florida (“Seacoast”) (NASDAQ: SBCF), the holding company for Seacoast National Bank, announced that yesterday Floridian Financial Group, Inc.’s (“Floridian”) shareholders approved Seacoast’s acquisition of Floridian. Holders of 4,349,712 shares of Floridian common stock, representing over 70% of the shares of Floridian common stock entitled to vote on the matter, voted to approve the Agreement and Plan of Merger, dated as of November 2, 2015, by and among Seacoast, Seacoast National Bank, Floridian and Floridian Bank (the “Merger Agreement”). Subject to the satisfaction of certain conditions contained in the Merger Agreement, Seacoast and Floridian expect to complete the proposed merger on March 11, 2016.

In connection with the proposed merger, Seacoast also announced that Floridian shareholders wishing to make an election to receive the merger consideration in cash or shares of Seacoast common stock, subject to proration, must deliver to Continental Stock Transfer & Trust Company (“Continental”), the Exchange Agent, properly completed Forms of Election, together with their stock certificates, by 5:00 p.m., New York City time, on March 4, 2016, the election deadline.

Floridian shareholders who do not properly deliver such documentation to Continental (at the address specified in the Form of Election) prior to the election deadline may not select the form of merger consideration they would like to receive. The final election results regarding the merger consideration will be announced as soon as possible after the election deadline. Floridian shareholders may obtain additional copies of the Form of Election by contacting Seacoast at (772) 463-8977.

About Seacoast Banking Corporation of Florida

Seacoast Banking Corporation of Florida is one of the largest community banks headquartered in Florida with approximately $3.5 billion in assets and approximately $2.8 billion in deposits as of December 31, 2015. The Company provides integrated financial services including commercial and retail banking, wealth management, and mortgage services to customers through advanced banking solutions, 43 traditional branches of its locally-branded wholly-owned subsidiary bank, Seacoast Bank and five commercial banking centers. Offices stretch from Ft. Lauderdale, Boca Raton and West Palm Beach north through the Space Coast of Florida, into Orlando and Central Florida, and west to Okeechobee and surrounding counties. More information about the Company is available at SeacoastBanking.com.

About Floridian Financial Group, Inc.

Headquartered in Lake Mary, Florida, Floridian Financial Group, Inc. was incorporated in 2005 as the bank holding company for Floridian Bank. Locally owned and operated, Floridian Bank is a state-chartered, federally-insured, commercial banking institution with nine full-service banking offices throughout Orange, Seminole, Lake, Volusia and Flagler Counties. Offering flexible financing, depository solutions and cash management services to businesses, professionals and consumers, “Our People Make the Difference.” For more information, visit www.floridianbank.com.

Legal Information

On January 22, 2016, Seacoast filed a definitive Proxy Statement/Prospectus with the SEC regarding the proposed merger with Floridian.  This Proxy Statement/Prospectus has been mailed to Floridian shareholders.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED BY SEACOAST WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY DO OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Seacoast and Floridian, at the SEC’s website (http://www.sec.gov), with respect to information about Seacoast, and Floridian’s website (www.floridianbank.com), with respect to information about Floridian.  Investors can also obtain these documents, free of charge, at http://www.seacoastbanking.com under the tab “Investor Relations” and then under the tab “Financials/Regulatory Filings.”  Copies of the Proxy Statement/Prospectus and any other filing by Seacoast with the SEC can also be obtained, free of charge, by directing a request to Investor Relations, 815 Colorado Avenue, P.O. Box 9012, Stuart, FL 34994, (772) 288-6085.

Cautionary Notice Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. Risks and uncertainties to which these statements are subject include, but are not limited to, the following: the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of Seacoast and Floridian; the diversion of management time on issues related to the merger; the failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Seacoast's most recent Form 10-K report and to Seacoast's most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast or Floridian. Forward-looking statements are made only as of the date of this communication, and neither Seacoast nor Floridian undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.